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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    _______

                                    FORM 6-K

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                             For November 15, 2002

                                Siderca S.A.I.C.
                            Av. Leandro N. Alem 1067
                       Buenos Aires, Argentina (C1001AAF)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X________        Form 40-F_________


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes_________         No  X________

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                Not applicable.

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This report on Form 6-K shall be incorporated by reference into the registration statement on Form F-4 (File No. 333-99769) of Tenaris S.A.
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Siderca S.A.I.C.



                                        By: /s/    Horacio de las Carreras
                                            -------------------------------
                                            Name:  Horacio de las Carreras
                                            Title: Secretary to the Board



Dated: November 15, 2002.